                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No.6)*

                                   Foxby Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    003009107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Frank Abella, Jr.
                   Investment Partners Asset Management, Inc.
                               1 Highland Avenue
                           Metuchen, New Jersey 08840
                                  732-205-0391

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 1, 2007

             (Date of Event which Requires Filing of this Statement

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g),  check the following box [ ].

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP NO. 003009107
--------------------------------------------------------------------------------
     NAME OF REPORTING PERSON

      Investment Partners Asset Management, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                               (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Investment Partners Asset Management, Inc. is organized under the laws of Delaware.
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                      68,400
                      ----------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY          0
OWNED BY              ----------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                68,400
                      ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                      175,813
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     244,213
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES   [  ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.38%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IA
--------------------------------------------------------------------------------

Item 1. Security and Issuer

This  statement  on  Schedule  13D relates to the common  stock of Foxby  Corp., located at 11 Hanover Square, NY, NY 10005.

Item 2. Identity and Background

(a) The reporting person is Investment Partners Asset Management, Inc.

(b) The  principal  place of  business  of the  reporting  person is 1  Highland
Avenue, Metuchen, NJ 08840.

(c) Investment Advisor

(d) None

(e) None

(f) The reporting person is a corporation  organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

Client assets.

Item 4. Purpose of Transaction

The purpose of the acquisition is investment. The reporting person may from time to time  recommend  actions to the issuer's board of directors or management for the purpose of increasing the market value of the issuer's shares  generally.  A copy of a letter to the issuer's  board of directors for this  purpose,  sent on
November 15, 2007, is attached as an exhibit hereto.

Item 5. Interest in Securities of the Issuer

a) The  reporting  person  believes that the number of shares of the issuer that are  outstanding  is 2,602,847 as of November 15, 2007. As of November 15, 2007,
the reporting person may have been deemed the beneficial owner of 244,213 Shares
(approximately 9.38% of the total number of Shares outstanding).

b) The reporting  person has sole power to vote 68,400 shares held by one of its clients, sole dispositive powers for 68,400 shares and shared dispositive powers for 175,813.

c) Clients of the reporting  person  purchased  the  following  number of shares during the past 60 days on the American Stock Exchange or through an ECN.

At the following prices:

Trade date               No. of Shares             Execution Price

11-05-07                 500                       $3.20
10-19-07                 10,202                    $3.1353

There were no sales of the issuer.

(d) Clients of the  Reporting  Person are  entitled  to receive  all  dividends, distributions and proceeds of sale.

(e) Not Applicable

Item 6. Contracts,  Arrangements,  Understandings, or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to be Filed as Exhibits

A copy of a letter sent to the issuer's board of directors on November 15, 2007, seeking to recommend  actions for the purpose of increasing  the market value of the issuer's shares generally, is attached hereto as Exhibit 1.

                                   SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this Statement is true,  complete and correct.

Dated as of November 15, 2007

                                Investment Partners Asset Management, Inc.

                                By:    /s/ Frank Abella
                                Name:  Frank Abella
                                Title: President